

April 28, 2015

Via E-mail
John T. Drexler
Chief Financial Officer
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

      Re: Arch Coal, Inc.
           Form 10-K for the Year Ended December 31, 2014
           Filed February 27, 2015
           File No. 001-13105

Dear Mr. Drexler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and Mining